Form U-6B-2
Schedule 1

Pepco Holdings, Inc. and Subsidiaries
Quarter Ended June 30, 2003

Company	Issued during Quarter: Common Stock	Issued during Quarter: External Long-Term Debt	Issued during Quarter: Long-Term Promissory Notes	Balance at End of Quarter: Short-Term Promissory Notes	Balance at End of Quarter: Money Pool Advances [(1)]	Balance at End of Quarter: External Short-term Debt	Balance at End of Quarter: Capital Contributions Received
Atlantic City Electric Company	0	0	0	0	0	11,000,000[(2)]	0
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Potomac Capital Investment Corporation	*	*	*	*	*	*	*

[(1)] Money pool interest rate at end of quarter = 1.38%

[(2)] Weighted average interest rate at end of quarter = 1.24%

* Confidential treatment requested.